--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 2)

                     SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                       BROOKDALE LIVING COMMUNITIES, INC.
                           (NAME OF SUBJECT COMPANY)

                       BROOKDALE LIVING COMMUNITIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  112462 10 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             ---------------------

                                MARK J. SCHULTE
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                       BROOKDALE LIVING COMMUNITIES, INC.
                      330 NORTH WABASH AVENUE, SUITE 1400
                            CHICAGO, ILLINOIS 60611
                                 (312) 977-3700
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    Copy to:

                              BRIAN T. BLACK, ESQ.
                                WINSTON & STRAWN
                              35 WEST WACKER DRIVE
                            CHICAGO, ILLINOIS 60601
                                 (312) 558-5600

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

AMENDMENT NO. 2 TO SCHEDULE 14D-9

     This Amendment No. 2 ("Amendment No. 2") to Schedule 14D-9 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the "SEC") on August 1, 2000 (as amended and supplemented, the "Schedule 14D-9") by Brookdale Living Communities, Inc. (the "Company"), relating to a tender offer (the "Offer") commenced on August 1, 2000 by Fortress Brookdale Acquisition LLC ("Purchaser"), a Delaware limited liability company owned by Fortress Registered Investment Trust, a Delaware business trust ("Fortress"), Health Partners, a Bermuda exempted partnership, and certain of their respective affiliates, to purchase all of the outstanding shares of the common stock, par value $0.01 per share, of the Company (the "Company Common Stock") not already owned by Purchaser (the "Shares") at a price of $15.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated August 1, 2000 (as amended and supplemented, the "Offer to Purchase"), and the related Letter of Transmittal.

     Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (b) BACKGROUND; REASONS FOR THE RECOMMENDATION OF THE COMPANY BOARD.

REASONS FOR THE RECOMMENDATION OF THE COMPANY BOARD

     The section entitled "Reasons for the Recommendation of the Company Board" is hereby amended by deleting paragraph (1) and replacing it with the following paragraph:

          "(1) Financial and Business Projections. The Independent Committee considered the information with regard to the financial condition, results of operations, competitive position, business and prospects of the Company (as reflected in the Company's projections (the "Projections")) and current economic and market conditions (including current conditions in the industry in which the Company is engaged). The Independent Committee noted that the Projections indicated a trend of total revenue and net income growth during the years 2000 though 2002. The Independent Committee also discussed its belief that the Shares have historically been undervalued even though the Company had historically experienced growth in its total revenues and net income, had historically generally met analysts' expectations for total revenues and net income and had had relative success in executing its business plan since its initial public offering in 1997. The Independent Committee believed that undervaluation of the Shares would likely continue in the forseeable future despite the trend of growth indicated by the Projections, and that such continued undervaluation would make it more expensive and difficult for the Company to meet the capital requirements of acquiring, leasing and developing new facilities.

          The Company does not, as a matter of course, make public forecasts or projections as to future revenue, net income or cash flows or balance sheet and financial position information. However, the Independent Committee had access to the Projections and made the Projections available to Merrill Lynch. The following summary of the Projections is included in this
     Schedule 14D-9 because the Projections were made available to the Independent Committee and Merrill Lynch.

                 SUMMARY OF CONSOLIDATED FINANCIAL INFORMATION
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                                    PROJECTED YEAR ENDED
                                              YEAR ENDED DECEMBER 31,                   DECEMBER 31,
                                          -------------------------------      ------------------------------
                                           1997        1998         1999        2000        2001        2002
                                          ------      -------      ------      ------      ------      ------
     Revenue:
       Resident Fees................      $ 30.1      $  71.8      $ 98.9      $118.9      $137.8      $168.0
       Management Fees..............         0.1          0.3         0.4         0.9         1.9         2.3
       Development Fees.............         0.0          5.7         6.6         6.4         6.4         6.4
                                          ------      -------      ------      ------      ------      ------
          Total Revenue.............        30.2         77.7       105.9       126.2       146.1       176.7
            Growth..................          --        157.0%       36.3%       19.2%       15.8%       21.0%
     Net Operating Income...........        14.3         37.8        53.2        62.3        77.8        98.1
       Margin.......................        47.4%        48.6%       50.2%       49.4%       53.2%       55.5%
     EBITDAR........................        12.2         32.9        48.1        55.9        72.2        92.9
       Margin.......................        40.2%        42.3%       45.4%       44.3%       49.4%       52.6%
     EBITDA.........................         5.2         15.0        22.5        27.8        41.1        53.9
       Margin.......................        17.3%        19.3%       21.3%       22.1%       28.1%       30.5%
     Net Income(a)..................         0.5          6.7        11.8        14.1        22.2        31.8
       Growth.......................         1.7%      1172.5%       77.7%       19.3%       57.5%       43.0%
     Diluted EPS(a).................      $ 0.07      $  0.67      $ 0.95      $ 1.15      $ 1.66      $ 2.25
       Growth.......................          --        837.7%       42.0%       20.9%       44.4%       35.7%
     Adjusted EBITDAR(b)............        12.0         27.0        41.1        48.6        63.9        84.2
       Margin.......................        39.9%        37.6%       41.5%       40.9%       46.3%       50.1%

---------------
     (a) Excludes Extraordinary Items.

     (b) EBITDAR less Development Fees and Management Fees.

          The Projections do not reflect any of the effects of the transaction contemplated by the Offer or other changes that may in the future affect the Company or its assets, business, operations, properties, policies, corporate structure, capitalization and management in light of the circumstances then existing.

          The Projections were not prepared with a view toward public disclosure or in accordance with published guidelines of the SEC, the AICPA Guide for Prospective Financial Information or generally accepted accounting principles. Neither the Company's independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained in the Projections nor have they expressed any opinion or given any form of assurance with respect to such information or its achievability. Furthermore, the Projections necessarily make numerous assumptions, many of which are beyond the control of the Company and may prove not to have been, or may no longer be, accurate. Additionally, the Projections do not reflect revised prospects for the Company's business, changes in expected general business and economic conditions, changes in the Company's course of action in response to changes in expected general business and economic conditions, changes in generally accepted accounting principles during the periods covered by the Projections or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the Projections were prepared. Accordingly, the Projections are not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than as set forth above, and should not be regarded as a representation that they will be achieved.

            THE PROJECTIONS ARE NOT GUARANTEES OF PERFORMANCE. THEY INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. THE FUTURE FINANCIAL RESULTS OF THE COMPANY MAY MATERIALLY DIFFER FROM THOSE EXPRESSED

       IN THE PROJECTIONS. MANY OF THE FACTORS THAT WILL DETERMINE THESE RESULTS AND VALUES ARE BEYOND THE COMPANY'S ABILITY TO CONTROL OR PREDICT. STOCKHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE PROJECTIONS. THE COMPANY DOES NOT INTEND TO UPDATE OR REVISE THE PROJECTIONS.

          The Projections also include, for comparison purposes, certain selected historical consolidated financial information with respect to the Company and its subsidiaries excerpted or derived from its historical consolidated financial statements. More comprehensive historical financial information is included for fiscal periods ending on or prior to June 30, 2000 in the Company's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q (collectively, the "Company Reports") and in other documents filed by the Company with the SEC, and the foregoing historical financial information for such periods is qualified in its entirety by reference to the Company Reports and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference."

     The section entitled "Reasons for the Recommendation of the Company Board" is hereby amended by deleting paragraph (10) and replacing it with the following paragraph:

          "(10) Historical and Projected Financial Performance and Related Risk and Uncertainties. The Independent Committee considered the Projections prepared by the Company's management. The Projections are disclosed and discussed in the "Financial and Business Projections" factor above. The Independent Committee noted that $15.25 per Share exceeded the projected $14.50 per share mid-range of one of the Company's leading analysts for the twelve months ending December 31, 2000."

ANNEX A

         INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
         SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

     Footnotes (3) and (4) to the table in the section entitled "Principal Security Holders of the Company" are hereby amended and restated in their entirety as follows:

(3) Also includes shared beneficial ownership of 5,479,452 shares of Company Common Stock issuable upon conversion of the Convertible Note. The address of Purchaser is 1301 Avenue of the Americas, New York, New York 10019. By virtue of their status as Co-Bidders (as defined in the Offer to Purchase) and their direct and indirect interests in Purchaser, Fortress, Fortress Investment Fund LLC and Fortress Investment Group LLC, and/or each of the natural persons identified as directors, executive officers or their equivalents for such entities on Schedule I to the Offer to Purchase, may be deemed to have indirect shared beneficial ownership of shares of Company Common Stock beneficially owned by Purchaser. Each of these entities and natural persons disclaims such indirect shared beneficial ownership.

(4) Represents shared beneficial ownership of shares of Company Common Stock issuable upon conversion of the Convertible Note. The address of Health Partners is 54 Thompson Street, New York, New York 10012. By virtue of their status as Co-Bidders and their direct and indirect interests in Purchaser, Health Partners, Capital Z Financial Services Fund II, L.P. and Capital Z Partners, Ltd., and/or each of the natural persons identified as directors, executive officers or their equivalents for such entities on Schedule I to the Offer to Purchase, may be deemed to have indirect shared beneficial ownership of shares of Company Common Stock beneficially owned by Purchaser. Each of these entities and natural persons disclaims such indirect shared beneficial ownership.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BROOKDALE LIVING COMMUNITIES, INC.

                                          By:     /s/ ROBERT J. RUDNIK
                                            ------------------------------------
                                          Name: Robert J. Rudnik
                                          Title:  Executive Vice President,
                                                  General Counsel and Secretary
Date: September 6, 2000